EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                   April 7, 2009

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY
www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS
                Subject of the Event: Bank Privatization Process

Further to the resolution of the Ministerial Committee for Privatization Matters on April 29, 2008 regarding the sale of the Bank's shares within the framework of an arrangement pursuant to Article 350 of the Companies Law, and further to the arrangement plan that was approved by the Court on November 24, 2008 ("the Arrangement Plan"), at the center of which is the sale of the Bank's shares in a sale process to be managed by the Government Companies Authority ("the Authority"), a notice was published in the press yesterday evening and this morning in the name of the government of Israel, according to which those interested in purchasing all of the issued capital of the Bank are entitled to approach the Authority, pursuant to the details in the notice and in the sale procedures published by the Authority.

The notice points out, among other things, that the shares' sales procedures, a copy of the above resolution of the Ministerial Committee for Privatization Matters, the Arrangement Plan and also additional information regarding the bank can be found and down-loaded from the Authority's website: WWW.GCA.GOV.IL.

The notice further states that the date for submitting applications by those interested in purchasing the shares of the Bank is May 21, 2009.

The notice makes clear that it does not constitute an offer to the public to purchase the shares of the Bank nor an offer or undertaking of the government of Israel, or the other shareholders of the Bank, to sell the shares of the Bank.

The date and time when the Company was first made aware of the event or matter:

April 7, 2009 at 8:00 A.M.